UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58471/September 8, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13140

In the Matter of :	
:	
BIRMAN MANAGED CARE, INC. :	
(n/k/a ALCAR CHEMICAL GROUP, INC.), :	ORDER MAKING FINDINGS AND
CLUSTER TECHNOLOGY CORP., :	REVOKING REGISTRATIONS
GLOBAL NETWORK, INC., :	BY DEFAULT
MICRO-INTEGRATION CORP., :	
MONTT INTERNATIONAL CORP., and :	
NEWCARE HEALTH CORP. :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Birman Managed Care, Inc. (n/k/a Alcar Chemical Group, Inc.), Cluster Technology Corp., Global Network, Inc., Micro-Integration Corp., Montt International Corp., and NewCare Health Corp. (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 20, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 25, 2008.[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. §

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[1] All Respondents were served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.155(a)(2).   Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Birman Managed Care, Inc. (n/k/a Alcar Chemical Group, Inc.), CIK No. 1009822,[2] is a void Delaware corporation located in Cookeville, Tennessee, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended March 31, 2000, which reported a net loss of $2.2 million for the prior nine months. As of August 15, 2008, the company's stock (symbol "ACMG") was quoted in the Pink Sheets OTC Markets, Inc. (Pink Sheets), had fourteen makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Cluster Technology Corp., CIK No. 778074, is a forfeited Delaware corporation located in Tampa, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 8, 2000, which reported a net loss of $810,620 for the fiscal year ended September 30, 1999. As of August 15, 2008, the company's stock (symbol "CLTT") was quoted in the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Global Network, Inc., CIK No. 1093884, is a revoked Nevada corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $598,063 for the prior nine months. As of August 15, 2008, the company's stock (symbol "GLNW") was quoted in the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Micro-Integration Corp., CIK No. 920863, is a Delaware corporation located in Frostburg, Maryland, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended December 31, 1999, which reported a net loss of $534,034 for the prior nine months. As

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

of August 15, 2008, the company's stock (symbol "MINT") was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Montt International Corp., CIK No. 1106249, is a dissolved New York corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on February 14, 2000, which reported a net loss of $771,843 for the nine months ended September 30, 1999. As of August 15, 2008, the company's stock (symbol "MNTT") was quoted in the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

NewCare Health Corp., CIK No. 923020, is a Nevada corporation located in Atlanta, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $5.4 million for the prior three months. On June 22, 1999, the company filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the District of Massachusetts that is still pending.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Birman Managed Care, Inc. (n/k/a Alcar Chemical Group, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Cluster Technology Corp. is REVOKED;

the REGISTRATION of the registered securities of Global Network, Inc., is REVOKED;

the REGISTRATION of the registered securities of Micro-Integration Corp. is REVOKED;

the REGISTRATION of the registered securities of Montt International Corp. is REVOKED; and

the REGISTRATION of the registered securities of NewCare Health Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge